Exhibit 99.1

For immediate release

Sify reports revenues of INR 2,628 million for Q1 of FY 2013-14

EBITDA for the quarter stood at INR 465 million

Chennai, Thursday, July 18, 2013: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Network, IT and Application services in India with growing global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the first quarter of fiscal year 2013-14.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter ended June 30, 2013 was INR 2,628 million an increase of 13% versus the previous quarter, and an increase of 33% over the same period last year.

•	EBITDA for the quarter was INR 465 million, an increase of 104% versus the previous quarter, and an increase of 151% over the same period last year.

•	Net Profit for the quarter was INR 163 million as against a net loss of INR 16 million for the previous quarter.

•	CAPEX during the quarter was INR 176 million. Cash balance at the end of the quarter was INR 1,085 million.

Mr. Raju Vegesna, Chairman and Managing Director, said, “This quarter has been our strongest quarter to date since we embarked on the new strategic direction we have set for ourselves.

On the infrastructure front, we have consistently built capacity ahead of customer demand. Our investments in Network and Data Centers, is gaining increasing interest and improved utilization. We are seeing traction around our Cloud business and our investments in submarine cables have enabled Sify to compete for new business opportunities. With the market in consolidation mode, we are also reaping the benefits of clients choosing Sify for our consistent and predictable performance.”

Mr. Kamal Nath, CEO, said, “This quarter’s result is a clear reflection of Sify 3.0 led strategy and execution plan which were laid down three quarters back. There is a significant growth in multi-tower engagement with existing and new customers, average deal size and revenue from existing customer base. Revenue, Net Profit, and Order Booking have been the highest for a quarter till date.

The highlight of the quarter is the winning of a multi-services, multi-technology integration project across more than 3500 locations from one of India’s largest Non-Banking Financial Company.”

Mr. M P Vijay Kumar, CFO, said, “With the opening of the first phase of our Noida Data Center, monetizing of one of our largest investments can now begin.

With the continuing challenging market conditions, and our available capacity from our investments in past years, we plan to closely monitor the emerging opportunities and time our capital requirements and expansion accordingly. While we don’t anticipate a near-term improvement in the market conditions, the fiscal discipline established over the past years and the general market consolidation places us in a strong position to deliver consistent financial results. The continued year-on-year improvement in our financial performance, and the strong results this quarter, are indicative of the consistent and focused strategy on the leadership side.

Please note that we have provided revenue and operating details based on our new 5 Business Unit structure, starting with this quarter. We will follow this same structure for our financial reporting in the forthcoming quarters.

Cash balance at the end of the quarter was INR 1,085 million.”

FINANCIAL HIGHLIGHTS

Unaudited Consolidated income statement as per IFRS
(In INR millions)

	Quarter ended	Quarter ended	Quarter ended	Year ended
Description	June	June	March	March
	2013	2012	2013	2013
Revenue	2,628	1,973	2,316	8,570
Cost of Revenues	(1,439)	(1,113)	(1,233)	(4,751)
Selling, General and Administrative Expenses	(724)	(674)	(855)	(3,048)

EBITDA	465	185	229	771

Depreciation and Amortisation expense	(261)	(209)	(212)	(848)
Net Finance Expenses	(53)	(57)	(58)	(180)
Other Income	12	4	25	51
Profit from sale of shares in affiliate and rights therein	—	—	—	658

Profit / (loss) Before tax	163	(76)	(16)	452

Income Taxes	—	—	—	—

Profit / (loss) for the period	163	(76)	(16)	452

Reconciliation with Non-GAAP measure
Profit / (loss) for the period	163	(76)	(16)	452
Add:
Depreciation and Amortisation expense	261	209	212	848
Net Finance Expenses	53	57	58	180
Less:
Other Income	(12)	(4)	(25)	(51)
Profit from sale of shares in affiliate and rights therein	—	—	—	(658)

EBITDA	465	186	230	771

BUSINESS HIGHLIGHTS:

Telecom business

•	Domestic Data Services grew by 29% over same quarter last year.

•	Wholesale Voice Services grew by 34% over same quarter last year.

•	Sify’s focus on Emerging Enterprise is beginning to show good results in Orders and Revenue.

•	International Data Services grew by 75% over the same quarter last year.

Data Center business

•	The business added additional capacity by way of a 10 Megawatt Tier III Data Center facility at Noida, near Delhi. This Data Center has received design certification by the Uptime institute, and the first phase is now open to business.

•	Six new customers were signed up this quarter, one of them being a prominent public sector bank.

•	One of the largest international Telco players has expanded and consolidated their business with us in a new multi-year contract.

•	A major Indian bank consolidated their Near-DR business into a large multi-year DC & DR contract.

Cloud and Managed services

•	Cloud and Managed Services has grown 62% over same quarter last year.

•	Among the 9 new clients added this quarter are an international health conglomerate, a pharma major and the integrated civic transportation authority of India’s most populous state.

Applications services

•	Domestic Applications business, excluding portals grew by 60% from the same quarter last year.

•	The web application business won a significant contract from a division of one of the world’s largest employers.

•	They also won two large corporate clients in the Sales and Distribution vertical

•	Four new clients were signed up for Talent Management this quarter.

•	New eLearning contracts include a global pharma major in the US and a chemical manufacturing company in the Middle East

•	Sify.com registered a YoY growth of 42% vis-à-vis same time last year and continues to be one of the largest horizontal portals in India.

•	Sify Finance continues to be the 3rd top destination for financial information and has grown over 400% since last year.

Technology Integration services

•	Technology Integration Business grew by over 200% over the same quarter last year

•	This business brought in the largest deal for the quarter, signing up one of India’s largest Non-Bank Financial Companies (NBFC) in a multi-crore, multi-year deal as their strategic IT services partner.

•	24 new clients have been signed up by the business in this quarter.

About Sify Technologies

Sify is among the largest integrated Managed Network, IT and Software services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1100 cities and towns in India.

A significant part of the company’s revenue is derived from Corporate Enterprise Services, which include Network and IT services, Security, Network management services, Enterprise applications, Hosting and Remote Infrastructure Management Services. A varied product portfolio at multiple price points allows Sify to also cater to the burgeoning demands of the SMB/SOHO community and the retail consumer; much of it on the cloud platform.

Sify is a recognized ISO 9001:2008 certified service provider for Network Operations, Data Centre Operations and Customer Support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000—1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also built a credible reputation in the emerging Cloud Computing market and is today, regarded as a domain expert. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul to long distance subscriber telephony services. With the Sify Cable landing station and the partnerships inked with several cable companies globally, Sify in present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is also India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.

As a solutions provider, Sify Software develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning for-profit, not-for-profit and government institutions both in India and globally. The business also operates two of the most popular portals in India, Sify.com and Samachar.com.

For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2012, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Corporate Communications +91 44 22540777 (extn.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) Mr. Christopher Chu (ext. 426) +1-646-284-9400 truc.nguyen@grayling.com christopher.chu@grayling.com